EXHIBIT 21.1

PACIFIC MAGTRON INTERNATIONAL CORP.

SUBSIDIARIES

Pacific Magtron, Inc.	– wholly owned California corporation

Pacific Magtron (GA), Inc.	– wholly owned Georgia corporation

LiveWarehouse, Inc.	– wholly owned California corporation

Frontline Network Consulting, Inc.	– majority owned (95%) California Corporation

Lea Publishing, Inc.	– wholly owned California corporation